IC PLACES, INC	5428 South Bracken Court Winter park, FL 32792

T 321-251-5045 Sambliss@icplaces.com

www.icplaces.com

June 30, 2008
Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Dear Mr. Ownings:

Today IC Places, Inc. is filing its amendments through the Edgar System in response to your Comment Letter dated July 3rd 2008. In our amended filing we have addressed and complied with each comment.

Also per your letter I affirm the following...

• IC Places, Inc is responsible for the adequacy and accuracy of the disclosure in the filing.

• We understand that staff comments or changed to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing.

• IC Places, Inc. May not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with our filings.

Sincerely yours,

Steven Samblis